

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 2, 2018

<u>Via Email</u>
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing 100107
Peoples Republic of China

      Re: Recon Technology, Ltd.
              Form 20-F for the Fiscal Year ended June 30, 2017
              Filed September 28, 2017
              File No. 001-34409

Dear Ms. Jia:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Karl Hiller

                    Karl Hiller
                    Branch Chief
                    Office of Natural Resources